Albany Graphite Launches Year Two Environmental and Social
Baseline Program with ERM and Constance Lake First Nation

Program builds on prior site data and extends Zentek's active partnership with Constance Lake
First Nation as Albany advances toward the Preliminary Economic Assessment targeted for completion in Summer 2026

April 28, 2026 - Guelph, Ontario - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) today announced that its wholly-owned subsidiary Albany Graphite Corp. ("AGC") has engaged ERM Consultants Canada Ltd. ("ERM") to execute the 2026 environmental and social baseline program at the Albany Graphite Project (the "Project"). Constance Lake First Nation ("CLFN") members will be integrated into every field campaign planned for the season. The program builds on baseline work initiated in 2019 with the same consultant and advances Albany toward the standard that nuclear, defence, and allied-nation critical mineral buyers are increasingly setting for graphite origin and traceability.

Highlights

• Year Two, not Year One. Same consultant, building on the 2019 baseline and the prepared second-year work plan.

• Twelve baseline disciplines scoped for 2026. Covering water, air, wildlife, vegetation, archaeology, land use, socio-economic, and Indigenous knowledge, aligned to permitting and the 2026 field season.

• CLFN integrated into every field campaign. Members will participate across the 2026 baseline program, with findings shared with the community throughout.

• Built to the standard governments are setting. Canadian and allied-nation policy increasingly links procurement and funding to environmental rigour and meaningful Indigenous partnership.

• Parallel to the Preliminary Economic Assessment ("PEA"). Environmental and social workstreams are advancing alongside the technical and commercial workstreams feeding the PEA, targeted for Summer 2026.

Why This Matters

Environmental and social baseline studies are a regulatory prerequisite for federal and provincial mine permitting in Canada, particularly for critical mineral projects like Albany. These studies establish a multi-year picture of pre-development conditions - covering areas such as water, air, wildlife, vegetation, archaeology, land use, socio-economic factors, and Indigenous knowledge - that regulators, Indigenous partners, and future operators use to assess and responsibly advance a project.

AGC is not starting from scratch. ERM completed the initial baseline studies at Albany in 2019 and supported Zentek's engagement with CLFN at that time, providing continuity in site knowledge and engagement. The program will build on that foundation through a 2026 Execution Plan tied to Albany's development path, permitting requirements, critical field windows, and risk reduction. The Execution Plan will define approximately twelve baseline programs by discipline and sequence field activities for the 2026 season, alongside the technical and commercial workstreams feeding the PEA targeted for Summer 2026.

A Convergence of Requirements

The market for certified, domestic, traceable, ultra-high-purity graphite is being shaped by two converging forces. First, Western governments and allied-nation buyers are mobilizing around supply-chain security agendas, including the U.S. Inflation Reduction Act and Foreign Entity of Concern provisions, Canada's Critical Minerals Strategy, U.S. Department of Energy funding initiatives, AUKUS Pillar 2 advanced capabilities programs, and NATO ally-shoring initiatives. Collectively, these frameworks are making non-Chinese origin an increasingly firm procurement condition across nuclear, defence, and advanced battery applications.1,2,3,4,5 Second, this is a broader set of expectations for how critical mineral projects must be advanced: with environmental rigour, meaningful Indigenous partnership, and transparent social licence. These expectations are increasingly embedded in Canadian policy frameworks, allied-nation procurement standards, and the capital-allocation criteria of institutional investors. Albany is being advanced at the intersection of both.

Albany's chlorine-free electrothermal fluidized bed reactor process has demonstrated 5N+ nuclear-grade graphite (99.9992 wt.% Cg) from actual Albany feedstock at bench scale in collaboration with American Energy Technologies Company, as previously disclosed by the Company on September 22, 2025. This result is uncommon among graphite projects at this stage and positions Albany as potentially relevant to next-generation reactor technologies, including high-temperature gas-cooled reactors (HTGRs), molten salt reactors (MSRs), and tri-structural isotropic (TRISO)-fuelled small modular reactor platforms, as well as to defence and advanced manufacturing supply chains receiving active government funding in Canada and the United States.6,7

Constance Lake First Nation Partnership

CLFN representatives are expected to be present during baseline field activities planned for the 2026 season, which may include water quality sampling, wildlife surveys, vegetation assessments, archaeological fieldwork, and socio-economic studies. Findings will be shared with the community as they are generated, not only through end-of-season reporting. Zentek believes this is the operating standard a modern critical mineral project should meet and reflects a relationship with CLFN that is active, ongoing, and central to how Albany is being advanced.

Commentary

"Our relationship with Constance Lake First Nation is not a line item in the development plan. It is foundational to how Albany is being built," said Mohammed (Moe) Jiwan, CEO of Zentek. "The 2026 program is Year Two, not Year One, and is being executed with the same consultant who completed the 2019 baseline work. That continuity matters - for the community, for the science, and for buyers of 5N+ nuclear-grade graphite who increasingly need to audit where their material comes from. Albany is being positioned to meet that standard as the PEA advances toward completion in Summer 2026."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company, as previously disclosed by the Company on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, meeting published benchmarks for potential nuclear-grade applications, and demonstrated near-theoretical electrochemical performance for lithium-ion battery anodes. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, battery, and defence supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset and is advancing toward a Preliminary Economic Assessment targeted for completion in Summer 2026.

About ERM

ERM is the world's largest pure-play sustainability consultancy, with more than five decades of experience and a global team operating across more than 40 countries. ERM advises leading organizations on environmental, social, health, safety, risk, and sustainability matters, with deep experience supporting mining and critical minerals projects through baseline studies, Indigenous and stakeholder engagement, regulatory permitting, and sustainability strategy. ERM has supported Zentek on the Albany Graphite Project since 2015.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 U.S. Geological Survey (USGS). "2022 Final List of Critical Minerals" (Federal Register notice; Feb. 24, 2022). https://www.federalregister.gov/documents/2022/02/24/2022-04027/2022-final-list-of-critical-minerals

2 Natural Resources Canada. "Government of Canada Releases Updated Critical Minerals List" (News release; June 10, 2024). https://www.canada.ca/en/natural-resources-canada/news/2024/06/government-of-canada-releases-updated-critical-minerals-list.html

3 Natural Resources Canada. "The Canadian Critical Minerals Strategy" (2022). https://www.canada.ca/en/campaign/critical-minerals-in-canada/canadian-critical-minerals-strategy.html

4 U.S. Department of the Treasury / Internal Revenue Service. "Clean Vehicle Credits Under Sections 25E and 30D; Transfer of Credits; Critical Minerals and Battery Components; Foreign Entities of Concern" (Final regulations; May 6, 2024; T.D. 9995). https://www.federalregister.gov/documents/2024/05/06/2024-09094/clean-vehicle-credits-under-sections-25e-and-30d-transfer-of-credits-critical-minerals-and-battery

5 U.S. Department of Energy. "Foreign Entity of Concern (FEOC) Interpretive Guidance" (May 2024). https://www.energy.gov/cmei/manufacturing/foreign-entity-concern-interpretive-guidance

6 Canada Energy Regulator. "Market Snapshot: Canada's role in small modular reactor (SMR) technology" (Aug. 20, 2025). https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2025/market-snapshot-canadas-role-in-small-modular-reactor-smr-technology.html

7 U.S. Nuclear Regulatory Commission (NRC). "Advanced Reactor Highlights." https://www.nrc.gov/reactors/new-reactors/advanced/highlights/index.html

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com